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                                                                      EXHIBIT 11



SIRROM CAPITAL CORPORATION

Per share data
For the quarter ending March 31, 1996


Net asset value, beginning of period                 $9.61
                                                   ---------

Net operating income                                 $0.28
Net realized and unrealized gains and
  losses on investments                              $0.64
                                                   ---------

Total from investments operations                    $0.92


Less: Dividend on net investment income              $0.26
        Distribution on realized capital gains       $0.00
                                                   ---------
        Total distributions                          $0.26


Net asset value, end of period                      $10.27


Per share market value, end of period               $22.88

Shares outstanding, end of period                  9,196,116


Ratios/Supplemental Data:                      December 31,   March 31,     March 31,
                                                   1995         1995          1996
                                               --------------------------------------
Net assets, end of period (in thousands)         $88,348       $61,628       $94,406

Ratio of operating expenses to average
  net assets (1)                                   12.60%         2.58%         3.50%

Ratio of net operating income to average
  net assets                                       13.20%         3.73%         2.83%

(1) Operating expenses include overhead expenses, amortization expense, state income taxes, and interest expense.